Exhibit 6.4

Offer of Employment

Pacaso

March 10, 2022

Lara Cumberland

lcumberland@gmail.com

RE: Offer of Employment, Chief Operating Officer

Dear Lara,

On behalf of Pacaso (or “Company”), it is my pleasure to offer you the full-time exempt position of Chief Operating Officer (or “COO”).

Responsibilities

The COO reports to the CEO and responsibilities are outlined in EXHIBIT A.

Compensation and Benefits

Your annualized base salary will be $300,000 and will be payable semi-monthly in accordance with the Company’s standard payroll practices. Your employment Start Date is May 16, 2022. There is no specific limit to vacation days and can be used at your discretion. You are expected to use best judgment when planning vacation, and excessive vacation time should generally only occur when your business results are exceeding expectations. Vacation time is not accrued and will not be paid at the end of employment. You will be eligible to participate in the company benefit plans, including health, vision, dental and 401k.

Travel and Expenses

The company will pay all reasonable travel and entertainment expenses, in accordance with the Pacaso expense policy. You will submit an expense report on a monthly basis.

Equity

You will receive an equity grant of 2,250,000 restricted stock units (“RSUs”). You will receive an additional grant of 550,000 RSUs once: 1) Home Operations are running smoothly and ready to scale, and 2) you are ready to take on broader COO responsibilities as outlined in EXHIBIT A. Each RSU grant will be subject to 4-year vesting with a 1 year cliff.

At-Will Employment

Your employment with Pacaso will be at-will, which means that either you or the Company can terminate the employment relationship at any time, with or without notice or reason. As such, the Company may modify job titles, duties, salaries and benefits from time to time as it deems necessary. The Company reserves the right to re-evaluate its employment relationship with the Employee at any time and at regular intervals. Provided however that your equity grants will be fully accelerated if you are terminated without cause after a change in control.

Conditions

This offer of employment is contingent upon your execution of a Non-Disclosure, Non-Solicitation and Non-Competition Agreement and verification of your lawful employment status as required by the Immigration Reform and Control Act of 1986.

Acceptance of Employment

Please sign and return this letter at your earliest convenience.

Sincerely,

Austin Allison

3/10/2022
Company Signature	Date

Employee Acknowledgment

I have reviewed the above information and accept employment in the position and under the terms and conditions as set forth above.

3/14/2022
Employee Signature	Date

EXHIBIT A

Essential Duties

●	Act as a strong partner to the CEO, initially managing all aspects of Home Operations with the expectation that the scope of this role will expand to include broader company operations once Home Operations are running smoothly and ready to scale.
●	While our goal is to fulfill all aspects of the success criteria of the Home Operations role (detailed in a separate document) before expanding the COO’s role and granting the additional stock, ultimately the CEO and COO will work together in good faith using that document as a guide to define the moment in time that Home Operations is running smoothly and ready to scale in a hyper growth environment.
●	The expanded scope of COO responsibilities in the future will include:

○	Work with the Executive Team and Board of Directors to develop and implement long and short-term objectives, operating business plans, policies, budgets and programs that drive cross-functional accountability.
○	Serve as a strong external voice to represent Pacaso, our brand, and our core values across various channels.
○	Establish and build the foundation for processes and structure throughout the organization to improve operating efficiencies and ensure all teams and systems are synchronized. Systematize the home operations business for scale by creating standard workflows, products, and management processes in a way that can be replicated and tracked with maximum efficiency.
○	Champion operational excellence across the company, establishing metrics and KPIs / OKRs for regular assessment.
○	Continuously monitor key financial and operational metrics; drive resulting initiatives with the appropriate level of urgency.
○	Facilitate the recruitment, retention and professional development of high caliber employees and scale our culture across the teams you support.
○	Nurture cross-functional collaboration with the direct management team to develop and implement plans for the operational infrastructure of systems, processes, and personnel designed to accommodate the rapid growth business objectives of the organization.
○	Provide strong leadership, and ensure communication of company priorities, goals, and status updates across the organization.

●	The CEO and COO will work together collaboratively to determine the ultimate org structure that will report into the COO. At this moment in time however, the CEO intends to keep: Sales, Marketing, Acquisitions, Finance and maybe People in his direct reporting line. Which leaves Operations, Product, Engineering, Legal, Corp Dev (in the future) and perhaps People in the COO’s potential reporting line.
●	The CEO and COO will also work together to evaluate the best structure for our international operations. At this moment in time however, it’s likely that the long term structure will be functional in nature where the Europe Sales, Marketing and Operations leaders report into the HQ Sales Marketing and Operations leaders in the US.

EXHIBIT B

Restricted Stock Units

You will have the opportunity to participate in equity ownership via restricted stock units (RSUs). The terms will be defined in a separate Restricted Stock Agreement. Your RSU grant will vest according to the following vesting schedule:

Provided Participant is in Continuous Service Status on each applicable date, the Time and Service Based Requirement will be satisfied as to (i) twenty-five percent (25%) of the Total Number of RSUs (as set forth above) subject to this award on the one (1) year anniversary of the Vesting Start Date, and (ii) one-sixteenth (1/16th) of the Total Number of RSUs on each subsequent Quarterly Installment Date, in each case subject to rounding conventions adopted by the Company from time to time. “Quarterly Installment Date” shall mean each of February 25, May 25, August 25 and November 25 of a given calendar year. “Continuous Service Status” means Participant continues to provide services as an Employee, officer, Director or Consultant to the Company or a Subsidiary of the Company.